                                                      Filed by Havas Advertising
                           Pursuant to Rule 425 under the Securities Act of 1933

                                         Subject Company:  Snyder Communications
                                                 Commission File No.:  333-43362

The following are materials prepared by Havas Advertising for a presentation to the shareholders of Havas Advertising on September 25, 2000. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM F-4 OF HAVAS ADVERTISING ON FILE WITH THE SEC (COMMISSION FILE NO. 333-43362). INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV.

[GRAPHIC DEPICTING
PERSON RUNNING
APPEARS HERE]

                          EXTRAORDINARY GENERAL MEETING

                               September 25, 2000

                            [HAVAS ADVERTISING LOGO]

                              INTRODUCTORY MATTERS

"FORWARD-LOOKING INFORMATION

This document contains certain "forward-looking statements" about the proposed merger of Havas Advertising and Snyder Communications. These include statements regarding the anticipated closing date of the transaction, anticipated tax consequences, and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in integrating the Snyder Communications companies with the Havas Advertising divisions, and changes in general economic conditions that may adversely affect the businesses in which Havas Advertising and Snyder Communications are engaged and changes in the securities markets.

ADDITIONAL INFORMATION

Havas Advertising and Snyder Communications filed a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising are free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 33-1-41 34 30 00. Documents filed with the SEC by Snyder Communications are available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265. INVESTORS SHOULD READ THE PROXY STATEMENT/ PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Snyder Communications and its directors, executive officers and certain other members of Snyder Communications management and employees may be soliciting proxies from Snyder Communications shareholders in favor of the merger. Information concerning the participants in the proxy solicitation is set forth opposite the first seven beneficial owners listed in Item 12 of the Annual Report on form 10-K of Snyder Communications for the year ended December 31, 1999 on file with the SEC (Commission File no. 1-12154). Information concerning the participants in the proxy solicitation is also set forth in the proxy statement/prospectus filed with the SEC. Investors are able to obtain these documents free of charge at the SEC's web site, www.sec.gov.

FINANCIAL ACCOUNTING STANDARDS

All financial information given in this presentation concerning Havas Advertising is presented according to French Generally Accepted Accounting Standards, or estimations based on internal management accounts."

                                    AGENDA

I.   Havas Advertising at September 27, 2000

II.  Snyder Acquisition Closing

III. First Half Year 2000 Results

IV.  Conclusions & Objectives

V.   Resolutions

                     Havas Advertising at September 27, 2000

 .    4th largest communications group worldwide*

 .    Revenue of 2.2 billion euro (pro forma target)

 .    Pro forma market capitalization of 6 billion euro

 .    20,000 worldwide staff of which 10,000 are based in US

 .    Present in 75 countries

 .    Interactive leadership

 .    World's largest base in marketing services

 .    Organized in 4 multicultural and decentralized divisions

 .    Fastest growing worldwide communications group in 1999

---------
*Assuming effectiveness of Snyder merger on the 26th
*Based on proforma estimated 99 GI including Snyder. Source: Ad Age Apr. 2000

                    Advertising Communications Group Ranking

                                   [BAR CHART]

                         Gross Income 1999 in million $
                                                                                                                   billion $
1.  WPP                    Ogilvy & Mather/J. Walter Thompson/Young Rubicam [UK Flag Icon] [US Flag Icon]            6.68
2.  Omnicom                BBDO/DDB/TBWA/Ketchum   [US Flag Icon]                                                    5.74
3.  Interpublic            McCann/Lintas + Lowe  [US Flag Icon]                                                      5.07
4.  Havas Advertising*     Euro RSCG Worldwide/Arnold                                                                2.38
                           WWP/DAG/MPG        [France Flag Icon]
5.  Publicis               Saatchi & Saatchi  [France Flag Icon]                                                     2.16
6.  Dentsu                                    [Japan Flag Icon]                                                      2.10
7.  B Com 3                Leo Burnett/DMB&B  [US Flag Icon]                                                         1.93
8.  Grey Advertising                          [US Flag Icon]                                                         1.57
9.  True North Com         FCB/Bozell         [US Flag Icon]                                                         1.48
10. Cordiant               Lighthouse      [UK Flag Icon]                                                            0.87
11. Hakuhodo                               [Japan Flag Icon]                                                         0.82
12. TMP Worldwide                     [US Flag Icon]                                                                 0.51

              For Havas Advertising, our strategy led to our scale

--------------
*Source:  2000 Ad Age, 1999 GI
* Pro forma estimates include Snyder.

                     A DECENTRALIZED AND MULTICULTURAL GROUP

                            [HAVAS ADVERTISING LOGO]

---------------------------- -------------------------- -------------------------- --------------------------
    EURO RSCG WORLDWIDE          ARNOLD WORLDWIDE         MEDIA PLANNING GROUP       diversified agencies
                                     PARTNERS*
---------------------------- -------------------------- -------------------------- --------------------------
      Bob Schmetterer             Ed Eskandarian*            Fernando Rodes            Jean-Michel Carlo

---------------------------- -------------------------- -------------------------- --------------------------
         NEW YORK                     BOSTON                    BARCELONA                    PARIS
---------------------------- -------------------------- -------------------------- --------------------------

Europe                       USA*                       Europe                     Europe
North America                Europe                     North America              North America
APAC                         LATAM                      LATAM                      APAC
LATAM

---------------------------- -------------------------- -------------------------- --------------------------
  Fully integrated global      Federation of highly         Independent media         Marketing services
          network              creative advertising        planning and buying             division
                                     agencies                    company
---------------------------- -------------------------- -------------------------- --------------------------

---------
* After Snyder Closing

                    STRENGTHENED BY 4 OUTSTANDING DIVISIONS

                         [Snyder Communications logo]
   [Arnold logo] [Bounty SCA Worldwide logo] [circle.com logo] [Brann logo]

                 Facilitating successful and rapid integration

                          WITH A STABLE MANAGEMENT TEAM

 .    Four new outstanding CEO's committed to continue

     .    Ed Eskandarian               ARNOLD

     .    Dennis Eastham               BRANN

     .    Steven Kaplan                BOUNTY

     .    Bob Wilke                    CIRCLE.COM

 .    Forty new senior managers

 .    20,000 worldwide staff of which 10,000 are based in US

                      PERFECTLY INTEGRATED INTO 4 DIVISIONS

                            [HAVAS ADVERTISING LOGO]

---------------------------- -------------------------- -------------------------- --------------------------
Bob Schmetterer              Ed Askandarian*            Fernando Rodes             Jean-Michel Carlo
---------------------------- -------------------------- -------------------------- --------------------------
Euro RSCG Worldwide          Arnold Worldwide           Media Planning Group       diversified agencies
                             Partners*
---------------------------- -------------------------- -------------------------- --------------------------
NEW YORK                     BOSTON                     BARCELONA                  PARIS
---------------------------- -------------------------- -------------------------- --------------------------
Bounty SCA will add great    Arnold will reinforce      The media for Arnold       Brann
Marketing Services           Campus and become the      will reinforce Media       Largest worldwide DM
strength to Euro RSCG        lead agency of the         Planning USA               Network
Worldwide.  Overall Euro     second network                                        circle.com
RSCG Marketing Services                                                            Internet company listed
will now rank #2 Worldwide.                                                        on Nasdaq

---------------------------- -------------------------- -------------------------- --------------------------
[Bounty SCA Worldwide logo]  [Arnold logo]*             [Arnold Media logo]        [circle.com logo]
                                                                                   [Brann logo]
---------------------------- -------------------------- -------------------------- --------------------------

--------------
* After Snyder closing

                   ALLOWING US TO EXCEED STRATEGIC OBJECTIVES
                        PRESENTED TO INVESTORS IN 1998...

2001 Objectives                                    2000 Pro forma*
 .   Top 5 ranking worldwide                        .   Top 4 ranking worldwide
 .   $ 2 billion in GI                              .   $2.2 billion in GI
 .   56% marketing services                         .   60% marketing services
 .   80% outside of France                          .   84% outside of France
 .   40% in U.S.                                    .   45% in U.S.
 .   Major interactive force                        .   Leading interactive force
 .   40% of client base in most dynamic growth      .   Greater than 50% of client base in most dynamic
    sectors                                            sectors
 .   EBIT margin expansion to 14% by 2001           .   EBIT margin expansion to 14% in 2000

                               . . . ahead of plan

--------------
*Pro forma estimates or targets

           WITHOUT DIVISIONAL CLIENT CONFLICT AND WITH STRONG BRANDS

[BOX CONTAINING LOGOS OF
HAVAS ADVERTISING CLIENTS]
                                                 Havas Advertising Clients

Snyder Communications Clients                   [BOX CONTAINING LOGOS OF SNYDER
                                                  COMMUNICATIONS CLIENTS]

                 A MAJORITY OF OUR REVENUES FROM CLIENTS ON THE
                              MOST DYNAMIC SECTORS

TELECOM                 FINANCIAL SERVICES    HIGH-TECH            MEDIA/NEW MEDIA       HEALTHCARE
Cegetal                 Abbey National        Alcatel              Amazon.com            American Home Products
France Telecom          American Express      Dell                 BMG Entertainment     Bayer
Lucent                  Barclays              Intel                Canal +               Bristol Myers Squibb
Worldcom                BNP                   Microsoft            CNN.com               GlaxoWellcome
Telefonica              First US Bank         Philips              The Independent       Novartis
Vodafone                J.P. Morgan           Storage Tek          Tom.com               Parke Davis
                        KPMG                                       Universal Studios     Pfizer
AT&T                    Nasdaq AMEX           Aol.com                                    Aventis
Bell Atlantic           Oppenheimer           IBM                  Columbia House        Schering Plough
British Telecom         Prudential            Motorola             Disney                Smithkline Beecham
GTE                     The Hartford          Myway.com            Wsj.com
InfoSpeed               Wells Fargo           Sony                 Yahoo!                Merck
Sprint                                                                                   Pharmacia Upjohn
                        Bank of America                                                  Roche
                        E Trade
                        First National
                        Fleet                                      [Legend showing Havas Advertising Clients
                        US Bancorp                                  and Snyder Clients]

                  More than 50% of GI from five fast growing categories

                               Our Top 20 Clients

                With an exceptional client development potential

                                                     Global                           Cross Discipline
                                                                                     (Adv, MS, PR, Int)
MCI WORLDCOM                                        [GRAPHIC]                                  **
PROCTER & GAMBLE                                                                              ****
INTEL                                               [GRAPHIC]                                 ***
PEUGEOT                                             [GRAPHIC]                                 ****
GTE COMMUNICATIONS                                                                             **
PHILIPS                                             [GRAPHIC]                                 ***
SMITHKLINE BEECHAM                                                                            ***
CITROEN                                             [GRAPHIC]                                 ****
VOLVO                                               [GRAPHIC]                                  ***
AMERICAN HOME PRODUCT                               [GRAPHIC]                                 ****
VOLKSWAGEN                                                                                     **
MCDONALDS                                                                                      **
BRITISH TELECOM                                                                                **
IBM CORPORATION                                                                               ***
DANONE                                              [GRAPHIC]                                 ****
FLEET FINANCIAL GROUP                                                                          **
PARKE - DAVIS                                       [GRAPHIC]                                   *
BELL ATLANTIC                                                                                  **
MICROSOFT                                           [GRAPHIC]                                  ***
CANAL+                                              [GRAPHIC]                                  ***


                 [Legend showing Havas Advertising Clients and
                                Snyder Clients]

                 Top 20 clients less than 25% of pro forma GI
                  No single client represents more than 3.5%*

--------------
*1999

                              CLIENT CONCENTRATION*
                          Low exposure to any one brand

                           Percent of Billings - 1999

          [BAR CHART SHOWING PERCENT OF BILLINGS BY TOP 10 CLIENTS AND
                LARGEST CLIENT FOR HAVAS ADVERTISING**, OMNICOM,
                     INTERPUBLIC, WPP AND YOUNG & RUBICAM]

    Havas Advertising has one of the lowest exposures to client concentration


--------------
*Company reports and analyst estimates; ** Pro forma including Snyder

               ALLOWING A BETTER BALANCE AMONG OUR 4 DIVISIONS*

                                  [PIE CHARTS]

         Havas Advertising           Havas Advertising + Snyder
               1999                             2000
         -----------------           --------------------------

Euro RSCG Worldwide            66%  Euro RSCG Worldwide                     52%
3 Other Divisions              34%  3 Other Divisions                       48%
    Diversified Agencies Group          Diversified Agencies Group
    Campus                              Arnold Worldwide Partners
    Media Planning Group                Media Planning Group


--------------
*Pro forma estimates

                          GREATER GEOGRAPHIC BALANCE*

                                 [PIE CHARTS]

      Havas Advertising              Havas Advertising + Snyder
            1999                               2000
      -----------------              --------------------------

France                    24%      France                     16%
Other Europe              35%      Other Europe               33%
USA                       31%      USA                        45%
APAC                       5%      APAC                        3%
LATAM                      5%      LATAM                       3%


---------------------------

*Pro forma estimates

          CONCENTRATED ON FASTER GROWING AND MORE PROFITABLE ACTIVITIES*

                                 [PIE CHARTS]

Havas Advertising                       Havas Advertising + Snyder
      1999                                        2000
--------------------------              --------------------------
Marketing Services      45%             Marketing Services      60%
Advertising             55%             Advertising             40%



------------------------
*Pro forma estimates

                             INTERACTIVE LEADERSHIP

 .    Well-positioned in fastest growing segment

     [Circle.com LOGO] Euro RSCG Interaction [Connectworld LOGO]

 .    Euro RSCG ranked #1 interactive network among global advertising companies*

 .    Solid interactive platform across all four operating divisions supporting a strong international client base

 .    Circle.com adds significant on-line advertising strengths

    Ranking first among our peers in size and performance of wholly owned, integrated interactive agencies*

------------------------

*2000 Adweek Survey, based on 1999 estimated revenues

                          MARKETING SERVICES LEADERSHIP

                           Ranked by 1999 Gross Income

                                   [BAR CHART]

---------------------------------------------------- ----------------
                                                        Millions $
---------------------------------------------------- ----------------
                                    Brann Worldwide        479
---------------------------------------------------- ----------------
                        The Sales Machine Euro RSCG        367
---------------------------------------------------- ----------------
                                OgilvyOne Worldwide        318
---------------------------------------------------- ----------------
                                    Draft Worldwide        314
---------------------------------------------------- ----------------
                             Rapp Collins Worldwide        312
---------------------------------------------------- ----------------
                                            Impiric        311
---------------------------------------------------- ----------------
                                            Digitas        187
---------------------------------------------------- ----------------
                            Carlson Marketing Group        184
---------------------------------------------------- ----------------
                        Grey Direct Marketing Group        135
---------------------------------------------------- ----------------
                      McCann Relationship Marketing        122
---------------------------------------------------- ----------------

Brann / Euro combined are 2.7x larger than the third ranked player and represent
                             31% of this universe.

Source:  DMA May 2000

                            II. SNYDER ACQUISITION
                                    CLOSING

                               SUMMARY HIGHLIGHTS

 .    Valued at $29.50 per share: $2.1bn in total

 .    Paid in Havas Advertising ADR's expected to be listed on Nasdaq under symbol HADV on Sept. 27th

 .    Protective collar mechanism

 .    Shareholder lock-up agreements

 .    Pooling of interests accounting method under French GAAP (no additional goodwill on the transaction)

 .    Immediately accretive

 .    Targeting synergies from top line growth and cost savings

                                LEGAL STRUCTURE


          [Charts Depicting Legal Structure Before and After Merger]


                            Simplicity and clarity

                           EXCHANGE RATIO CALCULATION*

 .    20-day HAV closing price average:                       23,43 euro
 .    Lower collar limit:                                     24,65 euro
 .    20-day average $/ exchange rate:                   1 euro = 0,8729$
 .    Price guaranteed within collar:                         29.50$
 .    Exchange Ratio:                            29,50 /(24.65 * 0,8729) = 1,3710

---------------------

*Calculations assume closing will occur on September 25, 2000

                         NUMBER OF SHARES TO BE ISSUED*

Preliminary Prospectus                                                  Final Prospectus
20-day HAV clos. price avg                          na                  20-day HAV clos. price avg            23.43 euro
HAV price retained                               24.65 euro             HAV price retained                    24.65 euro
$/euro 20-day avg                               0.8455                  $/euro 20-day avg                    0.8729
Exchange ratio                                  1.4154                  Exchange ratio                       1.3710

                                      SNC Securities        HA shares                               SNC Securities      HA shares
                                      at 07 31 00                                                   at 09 25 00
Shares                                      72 337 423    102 386 389   Shares                           73 487 270    100 751 047
Options                                      8 460 100     11 976 426   Options                           6 940 227      9 515 051
Options in Cash                              3 302 985      4 675 045   Options in Cash                   3 302 985              0
                           -------------------------------------------                 ---------------------------------------------
                           Total            84 100 508    119 037 859                  Total             83,730,482    110 266 098
                           -------------------------------------------                 ---------------------------------------------


--------------

*Calculations assume closing will occur on September 25, 2000

                            NUMBER OF SHARES ISSUED**

        Number of shares to be used for calculating EPS 2000 (pro forma)

(Numbers in Millions, Unaudited)

                                             1st Half                  Estimated Full Year 2000
                                              Havas            Havas         Issued for         Proforma
                                           Advertising      Advertising          SNC             HA+SNC
Outstanding at 31/12/99                       145.9
Outstanding at 30/06/00                       155.1

Basic                                         150.0            152.6            100,8            253,3

Fully Diluted*                                180.1            180.3            105,1            285,3

---------------------

*Assuming application of the Treasury Stock Method, taking actual quarterly share prices for first semester and assuming 25 euro in Q3 and 25,5 euro in Q4 for HAV and taking # of shares issued as at 09/22/00 and 20 day average HAV closing price in US $ for Snyder shares and options.
**Calculations assume closing will occur on September 25, 2000

                        RESULTING SHAREHOLDER STRUCTURE*

% of issued shares as of 07.31.2000

                       [PIE CHART]

Havas SA                                           11%
Former SNC Shareholders                            38%
Public & Institutional Shareholders                49%
Treasury Stock                                     2%

                        Globalizing the shareholder base

---------------------

*Calculated as of 01/08/2000, on the basis of 100 751 047 ADS issued for Snyder acquisition and 162 738 740 issued Havas Advertising shares

                    PRO FORMA SNAPSHOT OF THE COMBINED GROUP

In euro millions, except as noted

                                                       Havas Advertising          Snyder               Combined
Selected items*
    Income statement 1999
    Gross income                                               1,208             565                  1,773
    EBIT**                                                       151              84                    235
    Cash earnings                                                 79              51                    130
    Earnings                                                      56              16                     72

    Balance sheet 31/12/99
    Goodwill                                                     847             156                  1,003
    Net cash (debt)                                               61***          (81)                   (20)




Selected ratios
    EBIT margin                                                12.5%           14.9%                  13.3%
    Cash EPS**/++                                               0.52 euro       0.55 euro              0.53 euro

                     A strong financial basis for the future

---------------------

*Issued in French prospectus
**before goodwill amortization and exceptional. / ++ Nb. Shares issued : at 31/12/99 for Havas Advertising, as if merger occurred on 1/8/00 for Snyder. *** Assuming conversion of the convertible bond outstanding

                          III. FIRST HALF YEAR 2000
                                    RESULTS

                        2000: AN OUTSTANDING FIRST HALF

Gross Income                         + 38.8%

EBIT                                 + 46.0%

EBIT / GI                              13.0%

Net Income before extra and gw*      + 54.6%

Net Income*                          + 53.1%

                        Our strategy delivering results



----------------------

*group share

                                   H1 2000:
                           SUPERIOR GROWTH CONTINUES

Gross Income (H1 '00 vs. H1 '99)


 . Unadjusted                     +38.8%

 . Constant Scope                 +20.6%

 . Constant Scope & Currency      +12.9%


                       In both organic and total growth

                      H1 2000: Strong New Business Gains

Net New Business*

                                        Billings
                                     (euro) millions

         Euro RSCG Worldwide                     631
         Campus                                   93
         Media Planning Group                    409
         Diversified Agencies Group              205
                                 TOTAL  (euro) 1 338


                             Up 41% over H1 1999

-----------------
*Management Estimates

                                   MAJOR WINS

 .    Euro RSCG WorldWide:
     - Subway, Astrazeneca, Alliance-Air France, Tusa Financial Sces, Alberto Culver, CNN.

 .    CAMPUS:
     - Toshiba Europe, Real Estate Web, Carrefour, Liberty Surf, IQ Publishing, RAC, VIAG lnterkom.

 .    MEDIA PLANNING GROUP:
     - Reckift Benckiser, Thomson, Orange Intl, Sky Team, Self Trade, Reed Intl, Bayer, Cervezas, Bongrain, Heineken, Packard, Yoplait, Candia.

 .    DIVERSIFIED AGENCIES GROUP:
     - Lecierc, IBM, CIC, AA, Microsoft, Airprime, Lucent, Europ@web, E-IDC World Cup Morocco 2006.

                                 MAJOR LOSSES

 .  Euro RSCG WorldWide:
   -  Iomega, Fleet Bank.

 .  CAMPUS:
   -  Orange UK.

 .  MEDIA PLANNING GROUP
   -  Retevision, Scottish Widows.

 .  DIVERSIFIED AGENCIES GROUP:
   -  Clarins, The Body Shop.

                      H1 2000: STRATEGIC ACQUISITION GROWTH

 .    19 Companies acquired:
     -    Consulting (Meridian - US)
     -    Interactive (Tyee - US)
     -    Marketing Services (Integrated Options - Australia)
     -    Corporate Relations (Middleberg and Kratz & Jensen - US)
     -    Sports Marketing (ISL - France)
     -    Healthcare (Remtulla - Canada)
 .    100 M euro of revenue estimated on a pro forma full year basis
 .    For a total investment of 120 M euro

                       H1 2000: DYNAMIC EXTERNAL GROWTH

 .  Regional Breakdown of Acquisitions*

                   EUROPE                     32%
                   USA                        63%
                   APAC                        5%
                   LATAM                       0%

 .  Breakdown of Acquisitions by Activity*

                   Traditional Advertising     2%
                   Marketing Services         98%


--------------

* % of Gross Income, estimated on a Full Year Basis

                       GROSS INCOME: EVOLUTION BY REGION

                           Constant            Gross

Europe                       14.4%            +36.3%
North America                 8.9%            +39.9%
Latin America                21.0%            +50.9%
Asia Pacific                 16.8%            +52.1%

                            +12.9%            +38.8%

                       GROSS INCOME: REGIONAL BREAKDOWN

                                     30/06/99        30/06/00
                 North America         32.5%           32.3%
                 Europe                31.8%           34.5%
                 France                26.7%           23.0%
                 Asia Pacific           4.1%            4.6%
                 Latin America          4.9%            5.6%
                                        100%            100%

                      GROSS INCOME: DIVISIONAL BREAKDOWN
                                FIRST HALF 2000


                                            30/06/00
                          Euro RSCG           63.6%
                          Campus               5.8%
                          DIVERSIFIED AG.     19.4%
                          MEDIA               11.2%

                                               100%

                              DOT COM ACTIVITIES

 .   less than 3% Group GI

 .   20% Net New Business 1H 2000

 .   3 Dot Com Categories:
    -  Start up
    -  Established interactive brands
    -  Traditional Clients

                              FIRST HALF RESULTS

                         Consolidated income = +54,6%

                          GROSS INCOME: EBIT ANALYSIS

                                       1999      2000     [up from
                                     June 30   June 30     00/99]

                                                           June 30

Gross Income (M euro)                 531.2     737.2      +38.8%

EBIT (M euro)                          65.6      95.9      +46.0

% of GI                                12.4%     13.0%

                         NET INCOME BEFORE EXTRA AND GW

M (euro)                               1999             2000          [Increase]
                                       June 30          June 30
EBIT                                   65.6             95.9          +46.0
Financial results                       4.3              0.1
Income tax                            (27.5)           (35.0)

--------------------------------------------------------------------------------
Net Income bef extra & gw
-        Total                         42.4             61.5
-        Group share                   27.7             42.9          +54.6%
--------------------------------------------------------------------------------

                                   NET INCOME

M (euro)                                         1999              2000           [Increase]
                                                June 30          June 30
---------------------------------------------------------------------------------------------
NET INCOME bef extra & gw
-        Total                              42.4             61.5
-        Group share                        27.7             42.9              +54.6%
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
NET INCOME, group share after               29.1             44.6              +53.1%
extraordinary, bef gw
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
NET INCOME groupshare                       20.2             28.6              +41.7%
---------------------------------------------------------------------------------------------

                               EARNINGS PER SHARE*

                            -----------------------------------------------------
                                Issued at         Weighted         Net Income
                                30.06.00       Average Shares       M (euro)
                            -----------------------------------------------------
---------------------------                                                       ------------------------------------
Issued                           161 113 620       155 975 540
Treasury Stock*                  (6 000 000)       (6 000 000)                       Basic EPS
Basic Number                                       149 975 540        42,9          0,29 (euro)          +42,3%
Dilution
Warrants                           5 518 900         3 531 040
Stock Options                      7 630 720         5 322 980
Purchase options*                  6 000 000         4 874 580
Convertible bond                  11 847 100        16 434 240        0,7           Diluted EPS
                                  ----------
Fully diluted                    186 110 340       180 138 380        43,6          0,24 (euro)          +39,3%
----------------------------------------------------------------------------------------------------------------------

                              CASH FLOW STATEMENT

                    M (euro)
                    .  Net Debt at 31/12/99         (119)
                    .  Operating cash flow            91
                    .  Changes in working capital   (109)
                    .  Net Investment               (173)
                    .  Conversion of Bonds            73
                    .  Dividends                     (41)
                    .  Other Changes                   7
                                                   --------
                    .  Net Debt at 30/06/00         (271)

                          Balance Sheet - June 30, 2000

------------------------------------------------------------------------------------------------------------------------------------
            ASSETS                    2000             1999                    LIABILITIES                2000              1999
------------------------------------------------------------------------------------------------------------------------------------

Goodwill                                970               625          Shareholders' equity                  851              640

Fixed Assets                            227               195          Provisions                             77               36

Working Capital                           2               (97)

                                                                       Net Debt                              271               47
------------------------------------------------------------------------------------------------------------------------------------
TOTAL:                                 1199               723          TOTAL:                               1199              723
------------------------------------------------------------------------------------------------------------------------------------


                             SUSTAINED IMPROVEMENT

                             ---------------- ----------------- ----------------- ---------------- --------------------

                                  1996              1997              1998             1999            1er s. 2000
                             ---------------- ----------------- ----------------- ---------------- --------------------
GI Growth


- organic                         7,0%             11,0%             11,0%             12,7%              12,9%
                             ---------------- ----------------- ----------------- ---------------- --------------------

- total                           9,1%             17,0%             12,2%             38,2%              38,8%

---------------------------- ---------------- ----------------- ----------------- ---------------- --------------------

EBIT/GI                           9,2%             10,4%             11,4%             12,5%              13,0%
---------------------------- ---------------- ----------------- ----------------- ---------------- --------------------

                     THE FASTEST GROWING COMPANY IN 1999 ...
                             CONTINUING IN 2000 ...


-------------------------------------------------------------------------------------------------------
                                                1H Gross Income Growth
                                                      2000 / 1999                       EBIT / GI
                                         --------------------------------------
                                             Organic               Total                  1999
                                         -----------------    -----------------    --------------------

HAVAS ADVERTISING                             12.9%                38.8%                  13,0%

OMNICOM                                       15.8%                19.9%                  15,9%

WPP                                           14.9%                18.6%                  13,3%

Y & R                                         12.7%                18.2%                  13,2%

INTERPUBLIC                                   13.0%                16.1%                  14,1%
-------------------------------------------------------------------------------------------------------

                 ... with upside for continued margin expansion

                    --------------------

                    Sources: Company data and analysts' estimates

                            EVOLUTION OF SHARE PRICE

           [LINE CHART DEPICTING HAVAS ADVERTISING'S SHARE PRICE, THE EUROPEAN ADVERTISING INDEX AND THE US ADVERTISING INDEX FOR
     THE PERIOD BEGINNING SEPTEMBER 20, 1999 AND ENDING SEPTEMBER 18, 2000]

                                  93% 1Y return

--------------------
Source: IDD Information Services, Adjusted for stock split US Index: Omnicom, Interpublic, Young & Rubicam, True North (equally weighted) European Index: WPP, Publicis Groupe and Cordiant (equally weighted)

                                IV. CONCLUSIONS

                                  CONCLUSIONS

In a positive environment, with the Snyder acquisition, we have:

     .    Critical mass (world's 4th largest)

     .    Key player in US, leader in Europe

     .    World's largest network in marketing services

     .    Greater than 50% client base in fastest growing categories

     .    Interactive leader in advertising field

     .    No major restructuring, no divisional client conflict

     .    Strong financial position to fund growth

                               2000 OBJECTIVES*

Pro Forma Gross Income Growth greater than 20%
Pro Forma Organic Growth greater than 10%
EBIT margin expansion to 15% by 2H 2001

Continuing to deliver on our potential through strategic acquisitions, organic growth and new business generation


________________________

*Pro forma with Snyder

                         FORECASTS AND TRENDS FOR 2001

 . A buoyant worldwide market in 2001

 . In this context:

  . Gross Income growth over the 5 previous years = 30% per year

  . Organic growth has been consistently in excess of market growth in recent years

  . Profitability target: 15% in 2H 2001

                             [Right Arrow graphic]

                          FORECASTS AND TRENDS FOR 2001

 .    First half 2000

     .    Gross Income                  + 38,8 %

     .    Net Income Bef extra & gw     + 54,6 %

 .    We expect Europe to be the most dynamic region in 2001 but the US to remain strong

 .    Synergy objective between 35-50 Million $

 .    60% of our revenues (2000 pro forma estimate) in the most dynamic, profitable and least cyclical business

                              [Down Arrow graphic]

            HAVAS ADVERTISING'S OBJECTIVE IS TO CONTINUE EXCEEDING
                                 MARKET GROWTH


        A new 3 year plan will be presented at the end of December 2000

                                V. RESOLUTIONS

                               FIRST RESOLUTION


Authorization given to the Board of Directors to increase the share capital by issuing new shares to SNYDER COMMUNICATIONS, INC. Shareholders in exchange of their SNC shares and options.

                               SECOND RESOLUTION


Delegation to the Board of Directors of the authority to increase the share capital.

                               HAVAS ADVERTISING


                                   [Graphic]